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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03237E108

(CUSIP Number)

Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 10 Pages

CUSIP No. 03237E108			Page 2 of 10

1.	Name of Reporting Person: Tennenbaum Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID# 95-4759860)(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,522,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,522,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,522,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.3%(2)

14.	Type of Reporting Person (See Instructions): IA,OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“Fund III”), which are the registered holders of a portion of the shares of Anacomp common stock beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 3,689,484 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 3, 2004, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2004, filed on December 16, 2004.

CUSIP No. 03237E108			Page 3 of 10

1.	Name of Reporting Person: SVIM/MSM, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID# 95-4760193)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 206,629 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 206,629 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 206,629 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 3,689,484 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 3, 2004, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2004, filed on December 16, 2004.

CUSIP No. 03237E108			Page 4 of 10

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID# 52-2263031)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,199,137 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,199,137 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,199,137 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 3,689,484 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 3, 2004, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2004, filed on December 16, 2004.

CUSIP No. 03237E108			Page 5 of 10

1.	Name of Reporting Person: Michael E. Tennenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 375 shares(1)

		8.	Shared Voting Power: 1,522,485 shares

		9.	Sole Dispositive Power: 375 shares(1)

		10.	Shared Dispositive Power: 1,522,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,522,860 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.3%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Shares of Class A Common Stock of Anacomp, Inc. issuable upon exercise of options held by Mr. Tennenbaum.

(2)	Based on (a) 3,689,484 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 3, 2004, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2004, filed on December 16, 2004, and (b) 375 shares of Class A Common Stock of Anacomp, Inc. issuable upon exercise of options held by Mr. Tennenbaum, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 03237E108			Page 6 of 10

1.	Name of Reporting Person: Tennenbaum & Co., LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID# 95-4587347)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,522,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,522,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,522,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.3%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 3,689,484 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 3, 2004, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2004, filed on December 16, 2004.

     This Amendment No. 5 to Schedule 13D relating to Anacomp, Inc., an Indiana corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on May 20, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 27, 2002, Amendment No. 2 thereto filed with the Commission on December 31, 2002, Amendment No. 3 thereto filed with the Commission on January 31, 2003 and Amendment No. 4 thereto filed with the Commission on March 6, 2003 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This Statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The address of the Issuer’s principal executive offices is 15378 Avenue of Science, San Diego, California 92128.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSMII, LLC, a Delaware limited liability company (“SVIM/MSMII”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). TCP, SVIM/MSM, SVIM/MSMII, Mr. Tennenbaum and TCO (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b) The address of the Reporting Persons’ principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

     (c) The principal business of TCP is investment advising. Its managing member is TCO. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”). Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”). Its managing member is TCO. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and supplemented as follows:

     This Statement relates to the acquisition by the Reporting Persons (or their affiliates) from one or more sellers in the open market of 368,400 shares of Common Stock. The Reporting Persons purchased the 368,400 shares of Common Stock for aggregate consideration of $6,078,600 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Pages hereof.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and supplemented as follows:

     (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 41.3% of the outstanding shares of Common Stock of the Issuer, based on (i) 3,689,484 shares reported to be outstanding on December 3, 2004 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, and (ii) 375 shares issuable upon exercise of options held by Mr. Tennenbaum, and computed in accordance with Rule 13d-3(d)(1). TCP may be deemed to beneficially own 1,522,485 shares of Common Stock (41.3% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. SVIM/MSM may be deemed to beneficially own 206,629 shares of Common Stock (5.6% of the outstanding shares), which it has shared voting and dispositive power with TCP, Mr. Tennenbaum and TCO. SVIM/MSMII may be deemed to beneficially own 1,199,137 shares of Common Stock (32.5% of the outstanding shares), which it has shared voting and dispositive power with TCP, Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 1,522,860 shares of Common Stock (41.3% of the outstanding shares), including 375 shares which he has sole voting and dispositive power and 1,522,485 shares which he has shared voting and dispositive power with TCP and TCO. TCO may be deemed to beneficially own 1,522,485 shares of Common Stock (41.3% of the outstanding shares), which it has shared voting and dispositive power with TCP and Mr. Tennenbaum.

     (c) The following transactions in Common Stock of the Issuer were open market purchases on the Pink Sheets effected by the Reporting Persons (or their affiliates) within 60 days prior to the date of this Statement.

		Number of Shares of
Date	Purchaser	Common Stock	Price Per Share
02/24/05	Fund I	50,329	$16.50
02/24/05	Fund II	292,077	$16.50
02/24/05	Fund III	25,994	$16.50

     (d) Fund I, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 206,629 shares of Common Stock, which is more than 5% of the Common Stock of the Issuer. Fund II, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,199,137 shares of Common Stock, which is more than 5% of the Common Stock of the Issuer. A fund that is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 106,719 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer. A separate account that is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 2	Power of attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company By: Tennenbaum & Co., LLC Its: Managing Member

SVIM/MSM, LLC, a Delaware limited liability company By: Tennenbaum & Co., LLC Its: Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company By: Tennenbaum & Co., LLC Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:
/s/ Michael E. Tennenbaum*
	Name:	Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact